SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K   [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: ANZ Capel Court Limited
                        (SEC File Number: 333-54988, CIK: 1133529)

Former Name if Applicable: N/A

Address of Principal Executive Office: Level 12, 530 Collins Street

City, State and Zip Code: Melbourne Victoria 3000, Australia

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant, ANZ Capel Court Ltd in its capacity as Trust Manager for the Kingfisher Trust 2001-1G is obliged to file an Annual Report on Form 10-K within 90 days of its Fiscal Year end that occurs on September 30.

The "Revised Corp Fin Statement re: Compliance by Asset-Backed
Issuers with Exchange Act Rules 13a-14 and 15d-14" dated
February 21, 2003 prescribes the form of the Sarbanes-Oxley Act of 2002 section 302 Certification to be included in the Annual
Report on Form 10-K. Paragraph 5 of the section 302 Certification requires a statement as to the Servicer's compliance with the "Uniform Single Attestation Program for Mortgage Bankers" or similar procedure based on a report provided by an independent public accountant.

The independent public accountant was only engaged to provide the report on the Servicer in early December 2003 and the Registrant requests a 15 calendar day extension on the prescribed due date for filing the Annual Report on Form 10-K to enable the report on the Servicer to be completed and included therein.

The Form 10-K due will be filed prior to January 15, 2004, within the period specified in subparagraph b.2.ii in rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Nick Chew    (613)        9273 3173

    (Name)	 (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes  [x] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Name of Registrant as Specified in Charter: ANZ Capel Court Limited

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 23, 2003	 By: Nick Chew
 			     Manager, Primary Markets



This form 12b-25 is signed by Nick Chew, Manager, Primary Markets being a duly authorized representative of the registrant under the Ongoing Power of Attorney by ANZ Capel Court Ltd in relation to Kingfisher Trust 2001-1G dated 1 June 2001 a copy of which is attached to the conformed copies of this form filed with the Securities and Exchange Commission, Washington D.C. 20549